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                                                                 SEC FILE NUMBER
                                                                    000-27338

                                                                   CUSIP NUMBER
                                                                    04651M105

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                 COMMISSION FILE NUMBER: 0-27338

(Check one) [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form 10-D
            [ ]Form N-SAR [ ]Form N-CSR
            For Period Ended:  March 31, 2006
                             -------------------
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: ___________________________________

Read Instruction (On Back Page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________
_______________________________________________________________________________


                        PART I - REGISTRANT INFORMATION
Atari, Inc.
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Full Name of Registrant

Infogrames, Inc.
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Former Name if Applicable

417 Fifth Avenue
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Address of Principal Executive Office (Street and Number)

New York, NY 10016
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City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
     10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Our management has not yet completed the last aspects of its assessment of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Primarily as a result of this delay, we are not able to file our Annual Report on Form 10-K on June 14, 2006. We anticipate being able to file the Form 10-K within the prescribed 15-day extension period.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kristina K. Pappa                       (212)           726-4242
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(Name)                                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                Yes [X]  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes [X]  No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the fiscal year ended March 31, 2006, the registrant had a net loss of $67.1 million on net revenues of $218.7 million compared with net income of $5.7 million on net revenues of $407.8 million in the prior year. The results for the year ended March 31, 2006 resulted in part from a weak holiday season for the industry combined with underperformance from new product launches and product launch delays.


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Atari, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2006                  By: /s/ Kristina K. Pappa
     ----------------------              ---------------------------------------
                                     Name:  Kristina K. Pappa
                                     Title: Vice President, General Counsel, and
                                            Secretary


Instruction.: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.